Exhibit (a)(5)(xxxiii)

PORTUGAL TELECOM

Portugal Telecom Response to Offer

Moderator:  Mr. Zeinal Bava and Mr. Luis Pacheco de Melo

January 12, 2007

12:00 p.m. ET

Operator:  Good morning, or good afternoon, ladies and gentlemen.  And welcome to the Portugal Telecom Board of Directors Report on Sonaecom’s Offer conference call hosted by the Executive Board Member of Portugal Telecom, Mr. Zeinal Bava and Mr. Luis Pacheco de Melo, the Group’s CFO.

At this time, all participants have been placed on a listen-only mode.  And the floor will be open for questions and comments following the presentation.

If you have any questions, please press the number star, one on your touch-tone phone.

I would now like to turn the floor over to your host.

Sir, the floor is yours.

Mr. Zeinal Bava:  Thank you very much.

Good afternoon, ladies and gentlemen.  On behalf of Portugal Telecom’s Board, thank you very much for attending this call.  I’m joined here by our CFO, Luis Pacheco de Melo, and also our corporate finance and IR team as well.

Just some key messages before we start the questions and answers.  We filed today the Board recommendation regarding the unsolicited offer by Sonaecom.  The Board of Portugal Telecom recommends the shareholders not to tender their shares at €9.50.

We think the offer is inadequate.  It does not reflect the fair value of Portugal Telecom.  And offers no sharing of the substantial synergies created by the allowed merger of Sonaecom and PT, namely TMN and Optimus, and also the fixed line businesses of Sonaecom and Portugal Telecom’s fixed line businesses.  And offers, on top of that, no control premium.

The Sonaecom offer does not reflect PT’s stand-alone value.  If one assumes intrinsic value of PTC and TMN in line with our response document, what becomes clear is that, if you factor in the €1.3 billion synergies that Sonae believes that are created through this combination, then the international businesses of Portugal Telecom would carry a negative value.

[. . .]

The PT share price, since the offer was launched, has been consistently trading above 9.50 euro.  On today’s price, Sonae’s offer represents a discount of 7 percent.

Since the announcement of the Sonae offer, the Telecoms index has increased by 23 percent.  The transfer value, we think, is very clear in the way that Sonaecom shares have performed also in this period. Sonaecom’s performance, their share price, has increased over 63 percent since the announcement.

The decision of the Portuguese Competition Authority allows Sonaecom to capture, we believe, substantial synergies.  And Sonaecom is refusing to pay for such synergies, which can only be achieved with PT’s assets if, in fact, PT’s assets will command the lion’s share of all the synergies that can be accrued by this combination.

We think that our strategy is far superior to that proposed by Sonaecom, which is unclear on its focus, as well as its ability to fund committed obligations such as pension fund benefits.  And also, the Sonaecom offer makes it absolutely clear, and basically shows no evidence of an agreement, either with the Portuguese state or with Telefonica, for that matter, regarding Vivo.

The PT proposed cash remuneration of €3.5 billion over 2006 and 2008 that we have committed to, and also the spin-off of PTM, together will provide our shareholders remuneration equivalent to 4.8 euros per share.

And not withstanding this, we believe we will still maintain financial flexibility to maintain investment grade status, while we will continue also to accelerate the funding of the pension fund, in line with the commitments we have made in our response document and previous response documents.

PT’s management team is committed to generating more value and returning about half of Sonaecom’s offer value to the shareholders over the next three years.

Worth highlighting here is also that, with regard to the businesses in Portugal Telecom, and of course we have recently discussed our third quarter results—as we say in our document, we are on track to meet the guidance we gave at the time of the 2005 full year results, and that we have consistently reiterated over the year.

The cost control that we had indicated and promised has been paramount, and we are on track to meet the €150 million EBITDA enhancement in three years we had committed back in March.

The redundancy program in our fixed line business is ahead of schedule.  We had planned to make 500 employees redundant in 2006, and we have closed the year with circa 600.

The Q3 numbers also, we believe, of Portugal Telecom, highlight the strong momentum, based on the wireline division, based on our mobile division, and also, of course, our Multimedia division.

On working capital and capex control, we have progressed very much in line with what we had indicated, either through stricter control of inventory, stock management and, also, renegotiation with our key suppliers.

So, we believe that the time that has lapsed since the initial offer of Sonae, the telecom sector has performed very well, and we believe that the third quarter performance of Portugal Telecom augers well in terms of the overall performance of our company.  Worth highlighting also is the change in fundamentals that the third quarter showed also in the Vivo numbers.

So, what I would do right now is just reiterate what the Board said.  And the Board recommends that the shareholders should not tender their shares at €9.50 and the offer is inadequate.

Just one last word on timetable.  We are waiting to see what Sonaecom is filing with the local SEC, CMVM, regarding timing.  But, we expect that commencement of the offer is likely to be Monday and it should be open for eight weeks, meaning a closing on March the 9th.

The AGM timetable has not been set.  And you should also know that shares will be locked five days before the AGM once it is announced and once it is made public when we will do it.

We will also undertake a significant road show, and this road show will happen sometime also in February.

Thank you very much for being on this call.  And my team and I are now, of course, available to answer any questions you may have.

Thank you.

Operator:  Thank you.

The floor is now open for questions.  If you would like to ask a question, please press star, one on your telephone key pad.

If at any point your question is answered you may remove yourself from the cue by pressing star, two.

We do ask when you pose your question, that you pick up your handset to provide optimum sound quality.

Please stand by as we poll for questions.

Our first question comes from Will Maine with Bear Stearns.  Please state your question.

Will Maine:  Thanks very much.  Will Main, Bear Stearns.  Three questions if I can.

Firstly, could you tell us what the timing will be on the special dividends?

Secondly, whether or not you would consider selling any of your African or Brazil assets in order to fund the future dividends?

And finally, if I can take—one of the key takeaways, I suppose, from your international strategy is that you’re focusing on Africa and Brazil.  Does this mean that you’re going to sell your holding in Macau?  Thanks very much.

Mr. Zeinal Bava:  Okay.  Thank you very much.

We usually pay dividends in respect of any fiscal year around May.  So, all things being equal, usually in April we do our shareholders meeting to approve the accounts.  And at that shareholders meeting, we also approve the dividend payments.  So, we would expect for that timetable to stay very much as it has been in the past.

The spin-off of Multimedia will be subject to a shareholders meeting as well.  As you know, it is conditional upon shareholders of Portugal Telecom also voting in favor of that spin-off.  So, that is something which, again, will very much depend as to when the offer of Sonae lapses. And once that happens, we will of course go ahead and summon the shareholders meeting.  And the usual timing of that is 40 days in advance.

With regard to special dividends, the commitment we’ve made is that we would pay 12 months post the end of the year.  So, we would expect that we will—in the sort of the next 6 to 12 months, work towards this special dividend.

With regard to the African assets, I would call your attention to page 30 of our response document.  And in there, we do specifically mention that Portugal Telecom’s strategy involves crystallization of value of African assets.  So, as we have indicated in the past, we continue to believe that Africa emerging markets provides growth for Portugal Telecom.

In that context, we have specific competitive advantages in Africa.  But having said that, we will also look to partner, either with other local investors, or investors that are looking to invest in that region, to further enhance our position in that market, without increasing our overall exposure.  So, that is something which we have specifically committed to and it’s in our document.

With regard do our international investments, again, our focus is on Brazil and Africa.  And in that, we have been again, on the same page 30, been pretty clear.  And we’ve also been very clear about our partnership with Telefonica.  Thank you.

Operator:  Thank you.

Our next question comes from Ricardo Seara with BPI, please state your question.

Mr. Ricardo Seara:  Yes good afternoon, it’s Ricardo Seara from BPI.   A follow up on a question of Vivo.  You said that, your focus is to keep on in Africa and Brazil.  I’d like to know if Telefonica wants to take the control of Vivo or to put it closer to Telesp wireline  if you would be willing to broaden your partnership in Latin America with Telefonica, getting into Telesp wireline or even in other mobile operators in the region, together with Telefonica?  Thank you.

Mr. Zeinal Bava:  Thank you very much.  Our focus, as we have indicated in the past, with regard to our international exposure is specifically Brazil and Africa.  And in the past I’ve been asked questions about our willingness to invest in other regions in South America and we’ve indicated and reiterated that Brazil is our key and prime focus.

With regard to Vivo, perhaps what I would say is that, we are focused at the moment, in turning that business around and in making sure that, we can create value through better operational performance.  And I think, working together with Telefonica in the way that we have done, we believe that, in this partnership spirit, we will be able to achieve that.  Thank you.

Operator:  Thank you.  Our next question comes from Bosco Ojeda with UBS, please state your question.

Mr. Bosco Ojeda:  Hi, good afternoon.  I have a question on the remedies imposed to the deal on the side of Sonaecom. Particularly on the issue of PT Multimedia being forced to sell content, whether you could comment on that.

But also on, what do you think about a possibility of PT Multimedia launching mobile?  I’m not sure if, in the case of your proposed spin-off, there would be some sort of competing or non-competing clause or what do you think of this?  Any chance of that?

And I guess, under Sonaecom proposal that, possibility would be there but I’m not sure.  Thank you.

Mr. Zeinal Bava:  We can’t really, say much about the remedies because a lot of the details around the remedies that were negotiated are not public and they have been classified as being confidential.  And therefore, Portugal Telecom, and if you’ve looked at the response document, we have very much indicated that, any comment we make on synergies is inside.  It’s sort of like outside in because we are not privy to any of the remedies that have been discussed other than some minor details that did come out.

So with regard to PT Multimedia and the specific point on content that you raise, there is a misconception there.  PT Multimedia at the moment resells pretty much all of its content to third parties.  So PT Multimedia, albeit it has exposure to the resale of content, it also operates a wholesale business with content.  And it doesn’t have any exclusive Portuguese content at the moment.

It did have a specific channel called SIC Mulher in the past.  That channel is now being made available to all other operators in this market. So there is this big misconception about content at PT Multimedia not being made available to third parties.  It is being made available, it is a wholesale business which PT Multimedia runs and it is being made available to all our competitors, just basically, factoring the scale of all these operators. And therefore, no one in this market is being restricted of any content.

And particularly, if you look at our premium sports content, which is one of the most popular ones, that is also being sold to all specific operators.

With regard to MVNOs, what was written in the PTM response document is, as and when MVNOs become available in Portugal, those terms and conditions made clear,

PT Multimedia, assuming the spin-off is done and assuming it is an independent company, it will evaluate whether it wants to be in the mobile voice market.

Clearly, Multimedia will be in the fixed line voice market.  It remains to be seen whether the terms and conditions offer at MVNO will be interesting or satisfactory, or appealing for the board of PTM to decide that that is a business they want to develop.  So, I think at this stage, I can’t add much more than that.

Thank you.

Operator:  Thank you.  Our next question comes from Christopher Nicholson with Oracle Independent Equity Research.  Please state your question.

Mr. Nicholson, your line is open.  Please go ahead.

Operator:  Our next question comes from John Demasi with Ramius Capital.  Please state your question.

Mr. John Demasi:  Hi.  Can you tell us if you explored any other defensive options, you know, including talking to other potential bidders?

Mr. Zeinal Bava:  Thank you.  This is a response to an offer that was made to Portugal Telecom.  So, I have to restrict to this response that we have posted.  And therefore, I’m happy to answer any questions that you may have specific to this response.

Thank you.

Mr. John Demasi:  Okay.  Thanks.

Operator:  Our next question comes from Michael Metchus with CQSM.  Please state your question.

Mr. Michael Metchus:  Good afternoon, gentlemen.

Three questions, in fact.  Do you expect a higher bid to emerge from Sonaecom, is the first question.  And the second question more of a technical question.  When can—if this were the case, when can this happen, up to and when the EGM is called?

And I guess the third question is, considering you’re so far apart on price, have you considered making a bid for Sonaecom?

Thank you.

Mr. Zeinal Bava:  Thank you very much.

Well, as you can imagine, I can’t really comment on our expectation regarding a bid or higher bid from Sonae.  What we can say and reiterate is that, clearly, at €9.50 the offer is inadequate.  And there really isn’t much to discuss.

It doesn’t reflect the value of our international assets.  It doesn’t pay our shareholders any control premium, and it doesn’t give our shareholders any part of the synergy value that is linked to this level of merger, or concentration that is being allowed in the Portuguese market.

With regard to your specific technical question, they can improve their price 10 days prior to the closing of the offer period.  So, if you count the end of the closing, 10 days before that they would be allowed to improve their offer.

Having said that, as you know, their offer is conditional upon some changes in the bylaws of Portugal Telecom and, therefore, remains to be seen whether the changes in price they do are done in time for the shareholders—another shareholders’ meeting to be summoned.

So, technically speaking, they can actually change their price 10 days prior to the close of the offer price.  But, I think it is dependent also on the timing of the shareholders meeting as well.

Operator:  Thank you.

Just a reminder.  If you would like to ask a question, please press star, one on your telephone keypad.  To remove yourself from the queue, please press star, two.

We will pause for a few moments to poll for questions.

Once again, to ask a question, please press star, one on your telephone keypad.  To remove yourself from the queue, please press star, two.

We will pause for a few moments to poll for questions.

Our next question comes from Teresa Martinho with Banif.  Please state your questions.

Ms. Teresa Martinho:  Good afternoon.  I would like to know if Sonaecom bid fails, if you would consider any potential partnership with Telmex?

Mr. Zeinal Bava:  Thank you very much for your question.

As you know, we have an investment, or rather put it differently, we have in our shareholder base Telmex as an investor.  But, they have said publicly that it is a financial investment.  So, as far as we are concerned, we are very happy to see such good quality investors in our shareholder register.  But other than that, I can’t really say much.

But, I think it’s important that we have good quality investors.

Having said that, I think if you look at our response document, we do say we have a defined partnership with Telefonica.  And it’s a partnership that is working very well, and is a partnership that has been around for a very long time.

And therefore, with regards to partnerships with other trade buyers or other telecom companies, the one that we have is with TEF and is one that we’re happy with.

Thank you.

Ms. Teresa Martinho:  Thank you.

Operator:  Our next question comes from James Mckenzie with Fidentiis.  Please state your question.

Mr. James Mckenzie:  Hi, Zeinal.  It’s just a follow-up on something you said earlier.  You said that Sonaecom could increase their bid 10 days prior to the closing.  Would that mean then that the EGM would have to be recalled, meaning an extension to the offer period?

Mr. Zeinal Bava:  No, the shareholders meeting gets summoned.  We need 40 days to summon the shareholders’ meeting. So, as and when the board of Portugal Telecom decides, we will summon that meeting.  And at that time, I think during this offer period, Sonae will have to decide what is it they wish to do or want to do.  So, there is no implications on that.

The offer period, as you know, can be 8 weeks to 10 weeks.  And it seems, or it would seem, that Sonae has elected to have an eight-week offer period.

Thank you.

Mr. James Mckenzie:  Very clear.  Thank you.

Operator:  Our next question comes from Will Maine with Bear Stearns.  Please state your question.

Mr. Jonathan Dann:  Oh, hello.  It’s actually Jonathan.

My question is twofold.  What do you consider the appropriate leverage for Portugal Telecom, assuming you win, and Sonaecom doesn’t win?

And secondly, I think it’s on slide 32, the segregation of PT Wholesale into rate A or better.  How does segregating the wholesale asset from the, I guess the retail asset,   how do envisage adding value there?  Is that by extra debts and eventual sale of the wholesale network?  Can you talk us through the significance of that slide?

Mr. Zeinal Bava:  Okay.  Thank you.

In current circumstances, the Board of Portugal Telecom has indicated that it wishes to stay investment grade.  And if you look at the response document, we also say right, I think, at the very front, that we believe that having committed to this remuneration policy, we still have financial flexibility.  We still have financial flexibility to maintain investment grade status, while allowing for further reduction in pension fund deficits, etc.

So, the Board of Portugal Telecom, in the current circumstances, has reiterated that it wants to remain investment grade.  Again, I repeat, in current circumstances.

With regard to the Rede Aberta, basically one is looking at securitizing part of the fixed line network.  So, it’s not the client business that you have there, but it’s the network side of it.  And as you know, there are a number of infrastructure projects and deals out there that would allow us to crystallize value if we wanted to do so.

We believe that that is something that we will continue working on.  The terms and conditions of eventually doing that will very much depend on what we think the opportunity is, and the cost benefit analysis for our businesses.

Thank you.

Mr. Jonathan Dann:  Can I ask a follow-up?

Mr. Zeinal Bava:  Sure.

Mr. Jonathan Dann:  How sort of quickly can that be done?  I mean, I believe somebody—I believe that was tried with BT in 2001.  Didn’t happen, because it was complicated.  Is that a 6 month action or 24 months?

Mr. Zeinal Bava:  Well, I think—let’s put it this way.  We operate under a concession agreement in a fixed line business.  So, that will be, I would say, the crux of the matter.  Because one would have to negotiate also with the concessionaire.

So, it’s not a straightforward project.  I would say the spin-off of PT Multimedia from that standpoint is much more straightforward in terms of execution and timing.  One shouldn’t forget that BT took about 24 months.

Now, of course, we have started analyzing, reviewing, and working in this process already a few months ago.  But, I would not like to commit to any specific timetable because it is complex and it’s dependent on a number of exogenous factors which we do not control directly as management.

So therefore, you know, we will always continue to look at ways in which we can monetize the value of our assets.  We said that about Africa.  We said it about the network.  And we think that the spin-off of PT Multimedia, I think it’s a quick—it’s a quick way to give you an extraordinary dividend as well.

Mr. Jonathan Dann:  Thank you.

Operator:  Our next question comes from Javier Borrachero with ING.  Please state your question.

Mr. Javier Borrachero:  Yes, good afternoon.  This is Javier Borrachero from ING.

Two quick question.  One, having rejected this offer, 9.5, I was wondering what is, in the view of the board, more or less the fair value of the company?  And basically, what price would the company, would the board maybe reconsider this rejection?  And maybe what the market might be, maybe overlooking considering the current share price of—so, what would you see the upside in PT?

The second point, if you can maybe comment on the stance of the larger shareholders, Banco Espírito Santo, Caixa Geral, even Telefonica, regarding whether they will tender the shares or not.  And in the AGM, that’s to remove the 10 percent limit, if—how many of these large shareholders will support that and how many might not support that?

Thank you.

Mr. Zeinal Bava:  Okay.  Thank you very much.

As you can imagine, I cannot comment on the fair value.  But, I would call your attention to page 17 of our response document, where we have done a sum of the part analysis.  And we have ascribed, using certain multiples, the value to our individual businesses.

I think what you can see in that slide is, if you assume a 1.3 billion for synergies, which was the revised value announced by Sonaecom, our international assets are being valued, we think, at minus-500 million euros.

And I think on page 18, we do give you what we think is the significant value, we think, of these assets.  [. . .]

And I think a lot of you are sophisticated analysts and investors, and I’m sure you can look at these numbers and reach your own conclusions.

So, with regard to fair value, one should look at the value for international assets, look at the sum of the parts, and one should also question whether the €1.3 billion synergy  number which Sonae has put out is a realistic number or not.  I mean, we have, like I said before in the call, an outside-in look at this, because we have not been privy to remedies that were negotiated.  Because a lot of the relevant information which was submitted to the competition authority, and is part of their report, was not made public.

And therefore, with regard to fair value, I think you have to take your own view as to what you think the synergy number is, by putting together two companies that will command 66 percent market share in mobile, about 80 percent market share in broadband, and would have two to three years to probably implement some of these remedies.

With regard to our long-term shareholders, I can’t comment on that, as you can imagine.  Our fiduciary obligation at the Board is personal.  So, we all are personally, you know, representing ourselves on the Board.

But, what I can say is that the Board today voted unanimously.  And that, for us, is extremely encouraging because it means that the whole Board doesn’t have any doubts that, at €9.50, this officer is inadequate.

With regard to the shareholders’ meeting and proposals and so on, that has not been discussed at the Board level.  I think it’s another discussion which we will have at the Board level in due course.

Thank you very much.

Mr. Javier Borrachero:  Thank you, Zeinal.

Operator:  Thank you.

Our next question comes from Stephan Dittmar with Amber Capital.  Please state your question.

Mr. Stephan Dittmar:  Yeah.  Hi.  Good afternoon.

You complained about some parts of the offer with the CMVM around the PTM voting restriction.  Why is this 5 percent voting restriction a problem for you, and for us the shareholders in PT?  And how do you think Sonaecom’s going to get around that problem?

Mr. Zeinal Bava: Okay.  Thank you very much.

The only reason why we raised that as an issue was because we thought shareholders and the whole market needed to be clear what the Competition Authority approval of the merger that was being proposed by Sonae actually meant.  Because, we don’t want to end up in a process where we would have litigation.  And if that was to happen, we would be what we call in current management.

We think this process has taken too long as it stands.  And therefore, we just wanted the local SEC to be absolutely clear that the basis under which they were registering the offer was robust and was one that was legal.

And that was the only reason why we waited.  It was to make sure that the market had all the information.  And that our companies, which need to get going with operational restructuring in order to further accelerate cost cutting, further accelerate potential synergies exist in Portugal Telecom as it stands.

One should not forget that we still have a lot of work to do in terms of, for example, fixed mobile convergence.  That we don’t end up in a process which is legal and which would put us in sort of current management.

So, that was the sole purpose, was to basically help you, the shareholders and investors, be absolutely robust about where you stand.  Thank you.

Mr. Stephan Ditmar:  So, your actions make sure that that’s not going to happen?  There is not going to be any additional delay possible from that angle because of your actions?  Is that correct?

Mr. Zeinal Bava:  Well, if the Securities and Exchange Commission in Portugal registered the offer, it is because they feel comfortable that the approval that was granted by the competitional authority is in line with what is required by Sonae.

So, as far as we are concerned, if the local SEC has registered the offer, it is because they are comfortable with whatever they must have seen or discussed with the competitional authority.

Mr. Stephan Ditmar:  Okay.  Thank you.

Operator:  Thank you.

Our next question comes from Ricardo Seara with BPI.  Please state your question.

Mr. Ricardo Seara:   Yes.  Sorry, Zeinal.  Just a follow up.  I didn’t get it.  But, when I asked you about the possibility of expanding your partnership in Latin America, and specifically in Brazil, my direct question is more that, will you be willing to extend the scope of your alliance to Telesp Wireline, so by merging, for instance, Telesp

Wireline with Vivo and trying to get a partnership of convergence between fixed and mobiles in Brazil?

And the other follow-up question, I think—I’m not sure if this question was asked.  In case the Sonaecom offer lapses, would you be willing to launch an offer of Sonaecom and making it exactly the other way around?  And what do you think that the competition Authority should approve exactly the same situation, but treated by Portugal Telecom instead of Sonaecom?  Thank you.

Mr. Zeinal Bava:  Okay.  With regard to Brazil, I would have to stick to what we have in our response document.  We are focused in Brazil.  We are focused in turning around Vivo and crystallizing value. We think that the turnaround that’s being implemented is progressing in line with our plans.

We have a good relationship with Telefonica, and a clearly defined partnership with them.  And as you can imagine, I cannot comment on any speculative scenarios of any other nature.

So, we work well with TEF, we are working and improving the performance of Vivo.  And we think that this exposure to emerging markets is good for Portugal Telecom and I think it’s good for our shareholders because the emerging markets, we believe, that long-term will provide us good growth at Portugal Telecom.  And certainly, also opportunities to crystallize that value as I referred in this call, previous question said, regarding Africa.

With regard to whatever happens after the Sonaecom offer lapses, ultimately, the board of Portugal Telecom at the time will have to discuss what are the next steps.  We will hopefully also, at that point, also talk to our shareholders.

But, we have—I cannot comment on whatever you’re saying.  I mean, I take your point that in-market consolidation does generate significant synergy value.  And I think it’s pretty significant as indicated by even Sonae, and we think their numbers are, to some extent, even understated.

But at this stage, I think there’s no point commenting that, we need to see how the offer progresses, and we will be sure to continue living up to our fiduciary obligation as board members, and of course always looking to deliver the highest possible value creation to our shareholder, bearing in mind, of course, the interests of all our stakeholders.

Thank you.

Operator:  Thank you.

Ladies and gentlemen, I will now turn the conference back over to your host for concluding comments.  Please go ahead.

Mr. Zeinal Bava:  Okay.  Thank you very much for attending this call.  My team and I, of course, as usual, we would be available anytime.  And I do look forward to seeing a lot of our shareholders in the road show that we would like to do in February.

As a wrap-up, what I would say is that the board recommends that you reject the offer.  We think you’re not getting any value for your international assets, any value for synergies, or any controlled premium for that matter.

We think that the shares have consistently traded above €9.50.  The offer price represents a discount of 7 percent.  The Telecoms index has increased 23 percent.  And I think the Sonae share price performance indicates a clear transfer value and a value that

Sonae is looking to appropriate.  And we think that value belongs to you, our shareholders of Portugal Telecom.

One final remark about our distribution policy.  We are looking to give our shareholders over three years 4.8 euros per PT share.  The spin-off of PTM equates to 1.6 euros per PT share.  The cash remuneration that we are proposing is equivalent to about 3.2 euros per share.  Altogether, that is 50 percent of the offer that Sonae has put on the table.  Annual dividend per share of 47.50 euro cents represents a dividend yield of 7.7 percent.  And this would be a premium to where the sector is treading as well.

So, we think that the PT management has a better value proposal for shareholders, and this management is backed by the board, which unanimously today voted in favor of you rejecting the offer.

Thank you very much and I do look forward to seeing you in February.  And of course, my team and I are available to take any questions you may have, either by mail or calls later on.

Thank you.  Bye-bye.

Operator:  Thank you.  This concludes today’s conference call.  Please disconnect your lines at this time.  Thank you all and have a great day.